UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):      ☑ Form 10-K      ☐ Form 20-F       ☐ Form 11-K       ☐ Form 10-Q       ☐ Form 10-D       ☐ Form N-SAR       ☐ Form N-CSR

For Period Ended: 12/31/2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

National Consumer Cooperative Bank

Full Name of Registrant

N/A

Former Name if Applicable

1725 Eye Street, N.W., Suite 600

Address of Principal Executive Office (Street and Number)

Washington, D.C. 20006

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day

☑	following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite substantial planning and allocation of resources, the National Consumer Cooperative Bank (“NCB”) was unable to complete its financial statements in sufficient time to permit filing of its annual report on Form 10-K before 5:30 p.m. on March 31, 2005. In particular, additional time was required to finalize NCB’s consolidated statements of cash flows. NCB expects to file its annual report on April 1, 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dean Lawler	(202)	336-7757

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes       ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NCB’s net income for the year ended December 31, 2004 was $22.5 million, compared with $32.8 million for the year ended December 31, 2003. The primary factor affecting this decrease in net income was a $13.6 million decrease in gain on loan sales, due to both a lower volume and a lower yield of loans sold in 2004 compared to 2003.

National Consumer Cooperative Bank

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 4/1/2005	By /s/ Dean Lawler Dean Lawler Senior Vice President Principal Accounting Officer